UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. on June 27, 2022: Euroseas Ltd. Announces 2021 Environmental, Social and Governance (ESG) Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: June 27, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces 2021 Environmental, Social and Governance (ESG) Report

Athens, Greece – June 27, 2022 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today the publication of its 2021 Environmental, Social and Governance (ESG) Report which was developed in accordance with the UN Sustainable Development Goals (UN SDGs) and the Sustainability Accounting Standards Board (SASB), including the Global Reporting Initiative (GRI) and the NASDAQ ESG reporting guidelines.

To download a copy of the report, please visit the Company’s website:

http://www.euroseas.gr/company/sustainability.html

The Report highlights the priorities and goals, and provides extensive information about the Company’s activities, including corporate governance, operational excellence, and the ways in which it measures and manages its impact on the environment, its people and society.

Aristides Pittas, Chairman and CEO commented: “This second annual ESG Report further demonstrates our commitment to industry decarbonization and reflects our sustainability vision along with future plans for digital innovation, fleet renewal and expansion using efficient technologies and lower emission fuels. Sustainability remains at the core of our business operations, and we continue to work on initiatives that drive growth and create lasting value for the maritime sector, seafarers and communities.”

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years.

Euroseas trades on the NASDAQ Capital Market under the ticker ESEA. Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 10 Feeder containerships and 8 Intermediate containerships. Euroseas 18 containerships have a cargo capacity of 58,871 teu. After the delivery of nine feeder containership newbuildings in 2023 and 2024, Euroseas’ fleet will consist of 27 vessels with a total carrying capacity of 81,071 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit the Company’s website www.euroseas.gr

Company Contact

Investor Relations / Financial Media

Tasos Aslidis

Nicolas Bornozis

Chief Financial Officer

Markella Kara

Euroseas Ltd.

Capital Link, Inc.

11 Canterbury Lane

230 Park Avenue, Suite 1540

Watchung, NJ 07069

New York, NY 10169

Tel. (908) 301-9091

Tel: (212)661-7566

Email: aha@euroseas.gr

Email: euroseas@capitallink.com

SK 02558 0005 9650999